05013305

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING RECEIVED DEC 15 2005 WASH. D.C. 185 SECTION

December 5, 2005

SUPPL

<u>Re: Investor AB – file no 82-34698</u>

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

82-34698

Press Release

Stockholm, December 5, 2005

Changes to Investor AB's Management Group

Investor AB has the pleasure of announcing the appointment of two new members to its Management Group: Johan Forssell and Lennart Johansson.

Johan Forssell was employed by Investor in 1995 and has been responsible for Investor's research and analyst department for core holdings since 2003. He will contribute additional knowledge about core holdings and analytical capacity to the Management Group.

Lennart Johansson has been CEO of b-business partners, a venture capital company of which Investor is majority owner, since 2003. He will head a newly established function, Business Development, which aims to search for and evaluate new investment opportunities outside Investor's existing investment units.

As of January 1, 2006, the following persons will be members of Investor's Management Group:

Börje Ekholm – President and Chief Executive Officer;
Lars Wedenborn – Chief Financial Officer and Executive Vice President;
Adine Grate Axén – Core Holdings: Governance and Corporate Finance/Equity Capital Markets;
Johan Forssell – Core Holdings: Analysis and Valuation;
Henry E. Gooss – Investor Growth Capital;
Lennart Johansson – Business Development.

In addition, Fredrik Hillelson is leaving Investor's Management Group to focus full-time on his role as President and CEO of Novare, a group offering services in the human resources field (see separate press release).

For further information:

Fredrik Lindgren, Vice President, Corporate Communications:
+46 8 614 20 31, +46 735 24 20 31

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to build best-in-class companies in sectors where we have a strong knowledge and networking advantage. Investor is a leading shareholder in a number of multinational companies, including AstraZeneca, Ericsson and SEB. Investor also conducts private equity activities in North America, Europe and Asia.

Novare
HUMAN CAPITAL

Investor

82-34698

Press release

Stockholm, December 5, 2005

Novare Human Capital continues to expand

Novare, a wholly owned subsidiary of Investor AB, is continuing to broaden and expand its range of services in the human resources (HR) area. Among new initiatives, Novare is starting an office in Hong Kong, with four employees, to offer executive search and HR services in China.

Fredrik Hillelson has been responsible for establishing and building Novare's operations since 2001. Effective January 1, 2006, he will start to work full-time with Novare and will therefore leave his position as Head of Human Resources at Investor. As President and CEO of Novare, Fredrik Hillelson will focus on Novare's activities and the company's continuing expansion. Novare currently consists of five companies and has 30 employees. In 2005, the company expects to report good profitability.

Discussions are under way to give Novare personnel the opportunity to become partners in the company as part of Novare's efforts to tie key personnel to the company. A broader ownership base will also facilitate the expansion of Novare's client base. However, Investor will remain the largest owner of Novare. Further information about potential changes to Novare's ownership will be provided at a later date.

"In a short time, Fredrik Hillelson has successfully established Novare in the Swedish market for HR services. Now that he will completely focus on Novare, the company will be well positioned for successful expansion of its operations going forward," comments Börje Ekholm, President and CEO of Investor AB.

"I have a burning interest in Novare, which is why I think it's just great that Investor is giving an entrepreneur like me the opportunity to focus all my time and energy on developing the company," comments Fredrik Hillelson.

For further information:
Fredrik Hillelson, CEO, Novare Human Capital AB: +46 735 20 00 62
Fredrik Lindgren, Vice President, Corporate Communications: +46 8 614 20 31, +46 735 24 20 31

About Novare Human Capital:
Novare, a subsidiary of Investor AB, is a group of companies offering services and counseling in the Human Resources (HR) area. Today, Novare offers executive search, recruitment, interim executive management, and competence development services through wholly owned or associated companies. For further information, visit www.novare.se